Exhibit 99.2

First half-year report 2011

Eksportfinans ASA

Comment from the President and CEO.......... 3
Financial highlights.......... 4
Highlights.......... 5
Export lending.......... 6
Local government lending.......... 6
Securities.......... 7
Funding.......... 7
Results.......... 7
Balance sheet.......... 8
Condensed statement of comprehensive income.......... 10
Condensed balance sheet.......... 11
Condensed statement of changes in equity.......... 12
Condensed cash flow statement.......... 13
Notes to the condensed financial statements.......... 14
Auditor's report on review of interim financial information.......... 22
Responsibility statement.......... 23

Unaudited

President and CEO Gisèle Marchand

(Photo: Sverre Chr. Jarlid)

Good results

Eksportfinans’ underlying business operations showed good performance in the first half-year of 2011. Net interest income was a record high NOK 732 million, which was NOK 38 million higher than in the first half-year of 2010.

Total comprehensive income was NOK 110 million in the first half-year of 2011, compared to NOK 176 million in the first half-year of 2010. The reduction was due to differences in unrealized gains and losses on financial instruments. Profit excluding unrealized gains and losses on financial instruments and excluding realized losses hedged by the Portfolio Hedge Agreement (PHA) (as explained on page 8) amounted to NOK 434 million in the first half-year of 2011, an increase of NOK 19 million compared to the first half-year of 2010.

The Company’s order book is lower than a year ago, but has improved during the first half-year of 2011. This is in large part due to increasing activity in the Brazilian oil and gas industry and also recent contract awards to Norwegian shipyards.

Maritime nation

The bi-annual Nor-Shipping fair was held in May outside Oslo. The exhibition is a leading meeting place for the world’s shipping industry, and this year’s attendance was a record high with an announced 34,500 delegates, which demonstrates the importance of Norway as a maritime nation. Eksportfinans was among the 1,100 exhibitors and sees the fair as an excellent venue for gaining and maintaining its networks in the shipping and maritime industry.

One of the fair’s participants was Mr. José Sergio Gabrielli, president of the Brazilian oil company Petrobras, who stated during one of the conferences that Petrobras will be Norway’s largest buyer of offshore technology and services in upcoming years. Eksportfinans hopes that this will contribute to continued optimism and contracts to Norwegian suppliers.

Investor interest

In May, Eksportfinans issued a five year global US dollar benchmark note. Of the USD 1.25 billion transaction, 63 percent was bought by central banks, contributing to what EuroWeek called “arguably the best quality book Eksportfinans has ever achieved”.

Eksportfinans’ funding team itself was also honored during the MTN-I Americas conference in April, where it was awarded both US Structured Notes Issuer of the Year and a product award for a series of transactions with Goldman Sachs.

Gisèle Marchand

President and CEO

First half-year report 2011 3

Unaudited

Financial highlights

Figures are unaudited.

Second quarter First half-year

(NOK million) 2011 2010 2011 2010

Net interest income 346 344 732 694

Profit/(loss) for the period from continuing operations 58 370 110 176

Total comprehensive income for the period 58 370 110 176

Return on equity 1*) 4.7% 29.3% 4.4% 7.0%

Net return on average assets and liabilities 2*) 0.64% 0.57% 0.67% 0.59%

Net operating expenses/average assets 3*) 0.09% 0.08% 0.09% 0.08%

Total assets 205,550 245,105 205,550 245,105

Loans outstanding 4) 117,876 126,754 117,876 126,754

New loans disbursed 7,762 11,574 14,870 15,291

New bond debt issued 21,080 15,857 33,723 41,853

Public sector borrowers/guarantors 5) 38.0% 31.4% 38.0% 31.4%

Core capital adequacy 13.6% 9.4% 13.6% 9.4%

Capital adequacy 17.2% 13.3% 17.2% 13.3%

Exchange rate NOK/USD 6) 5.3882 6.4970 5.3882 6.4970

*) Quarterly and half-year figures are annualized.

Definitions

1.	Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance).
2.

Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).

3.	Net operating expenses (salaries and other administrative expenses + depreciation + other expenses—other income)/average assets (average of opening and closing balance).
4.

Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see note 4, 5 and 6 to the accompanying financial statements.

5.

The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.

6.	Exchange rate at balance sheet date.

First half-year report 2011 4

Unaudited

Highlights

Second quarter 2011

Underlying business operations showed continued good performance in the second quarter of 2011. Net interest income was NOK 346 million in the second quarter of 2011, compared to NOK 344 million for the second quarter of 2010.

Total comprehensive income was NOK 58 million in the second quarter of 2011. The comparative total comprehensive income was NOK 370 million in the second quarter of 2010.

Net profit excluding unrealized gains and losses and excluding realized losses hedged by the PHA (as explained under the section “Results”) was NOK 193 million in the second quarter of 2011, compared to NOK 189 million in the corresponding period in 2010.

First half-year 2011

Net interest income was NOK 732 million in the first half-year, compared to NOK 694 million for the first half-year of 2010.

Eksportfinans had total comprehensive income of NOK 110 million in the first half-year of 2011. The comparative total comprehensive income was NOK 176 million in the first half-year of 2010.

Net profit excluding unrealized gains and losses and excluding realized losses hedged by the PHA (as explained under the section “Results”) was NOK 434 million in the first half-year of 2011, compared to NOK 415 million in the corresponding period in 2010.

The core capital adequacy ratio at June 30, 2011 was 13.6 percent, compared to 12.7 percent at December 31, 2010 and 9.4 percent at the end of first half-year 2010.

Eksportfinans was active in both the public and the private placement markets. The company successfully issued a CHF 150 million, 10 year transaction and a USD 500 million, 2 year transaction in the first quarter and a USD 1.25 billion, 5 year transaction in the second quarter.

Total assets amounted to NOK 206 billion at June 30, 2011, compared to NOK 216 billion at December 31, 2010 and NOK 245 billion at June 30, 2010. The reduction since year end and as compared to the same period in 2010 was mainly due to the continued run-off of the municipality lending portfolio and the PHA (Portfolio Hedge Agreement) portfolio.

Rating adjustments

Eksportfinans is rated by two international rating agencies. In the second quarter of 2011 both agencies announced changes in the outlook on Eksportfinans’ rating.

In April, Moody’s affirmed Eksportfinans’ rating and changed its outlook on the rating from negative to stable. According to Moody’s, the positive change was based on Eksportfinans’ strong results in 2010, including the high level of new loan disbursements throughout the year. Moody’s highlighted the reduction of risk on the company’s balance sheet and the strong quality of the liquidity buffer. In addition, Moody’s stated that it viewed the Company’s strategy to be credible and that it expects Eksportfinans to remain an attractive choice for export financing in the future.

In June, Standard & Poor’s (S&P) confirmed Eksportfinans’ rating and changed its outlook on the rating from stable to negative. According to S&P, the change in outlook was based partly on regulatory changes related to large exposures (explained below), and partly on the Company’s enterprise risk management.

The Company is in dialogue with the relevant Norwegian authorities for a sustainable solution regarding large exposures. Enterprise risk management is a primary internal focus at Eksportfinans, and considerable investments have been made in recent years in state of the art risk management infrastructure as well as human resources.

Regulatory framework

With effect from January 1, 2011, new regulations concerning calculation of exposures to one single client were introduced by the Norwegian Ministry of Finance. The new provisions are the same as the prevailing provisions applicable in the European Union (Directive 2006/48/EU).

The single most important change was that the 20 percent risk weighting for exposures to banks was discontinued. The maximum allowed exposure, equaling 25 percent of the reporting institution’s risk capital, applies under the new

First half-year report 2011 5

Unaudited

provisions. Under the previous rules for calculating and reporting large exposures Eksportfinans applied risk weighting to loans with borrowers that were secured by “on demand” guarantees with 20 percent.

In such situations, Eksportfinans reported exposures to the borrower up to the maximum 25 percent and excess exposure, if any, was reported as exposure towards the guaranteeing bank. That meant that maximum exposure to a single client (borrower and guaranteeing bank) equaled NOK 7.1 billion based on Eksportfinans’ risk capital as of December 31, 2010 (NOK 6.3 billion as of June 30, 2011). The new provisions for large exposures are the same as the prevailing provisions applicable in the EU, which do not permit such risk weighting and entail that the maximum exposure to borrower and guaranteeing banks are approximately NOK 1.4 billion based on Eksportfinans’ risk capital as of December 31, 2010 (NOK 1.3 billion as of June 30, 2011) and leave little or no authority for Norwegian supervisory authorities to make exemptions. The new provisions are detrimental to Eksportfinans’ business concept.

Eksportfinans was granted a transitional period ending December 31, 2011, during which it can continue to use the reporting standards for large exposures that were in effect in 2010. During the transitional period the Norwegian Ministry of Finance will consider how Eksportfinans shall adopt the new provisions. Eksportfinans is in dialogue with the authorities for a sustainable solution. However, there can be no assurance that the result of the Ministry of Finance’s consideration will not be disadvantageous to Eksportfinans’ business activities.

Export lending

New disbursements were NOK 14.9 billion in the first half-year of 2011, compared to NOK 15.3 billion for the corresponding period in 2010. The volume of outstanding export loans was NOK 103.0 billion at June 30, 2011 compared to NOK 99.8 billion at December 31, 2010 and NOK 94.5 billion at June 30, 2010.

The volume of new loan disbursements was mainly driven by contract financing of shipbuilding, ship equipment and offshore oil and gas projects, and primarily a result of contracts entered into during the preceding 2-3 years.

New loans to renewable energy and environmental technologies totaled NOK 495 million. Borrowers included solar and hydro energy projects in the Czech Republic, Turkey and Indonesia. This business saw an increase in loan applications in the first half of 2011. However, project progress within solar energy—historically the most active segment—has slowed as project sponsors have delayed construction of new solar farms due to regulatory uncertainty in key end-user markets, notably Italy.

New disbursements under the government-supported export financing scheme was NOK 1.9 billion at June 30, 2011, compared to NOK 1.8 billion in the corresponding period in 2010.

The volume of Eksportfinans’ order book for export-related loans remains solid. The probability adjusted order book was approximately NOK 30 billion at June 30, 2011. Approximately NOK 29 billion of this was contract financing. By comparison, the probability adjusted order book was NOK 31 billion at the end of the first half-year of 2010, approximately NOK 28 billion of which was contract financing. The order book of the Company is based on signed confirmations from the borrowers, expressing the will to proceed with the financing outline from Eksportfinans. The assumption of the probability of each confirmed financing outline actually materializing is adjusted monthly based on our best knowledge of the project.

Eksportfinans received a large number of new loan applications during the first half-year of 2011. The number of loan applications received indicates a higher volume of activity among Eksportfinans’ customer base. However, the volume of actual lending will depend on the number of projects being realized going forward.

Local government lending

After the sale of Kommunekreditt Norge AS in June 2009, Eksportfinans provided financing to KLP Kreditt AS (formerly Kommunekreditt Norge AS) through a loan of NOK 34.4 billion with security in the underlying lending portfolio. This financing is contractually set to be repaid in eight equal, quarterly amounts. The first

First half-year report 2011 6

Unaudited

installment was paid in December 2009, and the last installment is scheduled for payment in September 2011. Eksportfinans’ total involvement in local government lending (both direct lending to municipalities and the financing provided to KLP) totaled NOK 14.9 billion at June 30, 2011, compared to NOK 23.5 billion at December 31, 2010 and NOK 32.2 billion at June 30, 2010.

Securities

The total securities portfolio was NOK 64.1 billion at June 30, 2011, compared to NOK 67.9 billion at December 31, 2010 and NOK 75.5 billion at June 30, 2010.

The securities portfolio consists of two different portfolios. One is the subject of a Portfolio Hedge Agreement with Eksportfinans shareholders which has been in place since February 29, 2008 (the PHA portfolio), and the other portfolio is maintained for the purpose of liquidity (referred to herein as the “liquidity reserve portfolio”).

The fair value of the PHA portfolio was NOK 28.6 billion at June 30, 2011, compared to NOK 36.0 billion at year-end 2010 and NOK 45.4 billion at June 30, 2010. The PHA portfolio will largely be run off to maturity. See Note 14 to the accompanying unaudited condensed financial statements and the most recent annual report on Form 20-F for further information about the Portfolio Hedge Agreement.

The uncertainty in the international capital markets has led to relatively high credit spreads in 2010 and continuing into 2011. This has led to relatively high net interest income from the liquidity reserve portfolio in the first half-year of 2011. Eksportfinans expects these conditions to be temporary. The fair value of the liquidity reserve portfolio was NOK 35.5 billion at June 30, 2011, compared to NOK 31.9 billion at December 31, 2010 and NOK 30.1 billion at June 30, 2010.

Funding

Total new funding in the first half-year of 2011 amounted to NOK 33.7 billion through 244 individual bond issues compared to NOK 41.9 billion and 462 bond issues in the first half-year of 2010. Despite very strong demand, Eksportfinans’ smaller funding requirement for 2011 has resulted in fewer issuances in the first half of this year.

The majority of demand has come from investors in the USA, Japan, Middle East and non-Japan Asia. Private placements represent the bulk of issuance by number of trades, while Eksportfinans has also been active in the public markets. Eksportfinans returned to the Swiss market with a CHF 150 million 10 year transaction in January. In March a USD 500 million 2 year floating rate note was issued to investors globally, and in May, a USD 1.25 billion 5 year benchmark bond was issued. This benchmark bond was also sold to investors globally with particular demand from central banks and official institutions.

Eksportfinans is pleased to report the return of strong demand from investors in Japan after the tragic events there in March.

Results

Net interest income

Net interest income was NOK 732 million in the first half-year of 2011. This was NOK 38 million higher than the corresponding period in 2010. The main reason for the higher net interest income in 2011 is the absence in 2011 of preference share dividends expense accounted for in the first half of 2010. Interest expense related to the preference share ceased to accrue at December 31, 2010.

In large part as a result of the above, the net return on average assets and liabilities (see financial highlights on page 4) was 0.67 percent in the first half-year of 2011, compared to 0.59 percent in the corresponding period of 2010.

Net other operating income

Net other operating income was negative NOK 477 million in the first half-year of 2011 compared to negative NOK 352 million in the first half-year of 2010.

Volatility in the international capital markets continues to cause fluctuations in the fair value measurements of financial instruments. After the implementation of the Portfolio Hedge Agreement with Eksportfinans’ shareholders on February 29, 2008, the fluctuations in the fair value of bond investments hedged by this agreement have been largely neutralized.

First half-year report 2011 7

Fluctuations in fair values in the accounts after the date of the agreement have, to a large extent, been caused by changes in fair value on Eksportfinans' own debt and on loans. In the first half-year of 2011, unrealized losses on Eksportfinans' own debt amounted to NOK 1,157 million compared to gains of NOK 5,851 million in the corresponding period 2010 (see note 2 to the accompanying unaudited condensed financial statements). Net of derivatives, this amount is an unrealized loss of NOK 449 million compared to a loss of NOK 110 million in the first half of 2010 (see note 15 to the accompanying financial statements). Accumulated in the balance sheet, the unrealized gain on Eksportfinans' own debt, net of derivatives, is NOK 967 million as of June 30, 2011. These unrealized gains on own debt will be reversed as unrealized losses in future periods following any tightening in credit spreads and passage of time. Capital adequacy will not be affected by this effect in any material way.

In addition to these net unrealized losses on Eksportfinans' own debt of NOK 449 million (net of derivatives), net other operating income in the first half-year of 2011 included an unrealized gain on loans, net of derivatives, of NOK 97 million (compared to a loss of NOK 282 million in the first half-year of 2010), an unrealized gain on bonds under the Portfolio Hedge Agreement of NOK 339 million (compared to a loss of NOK 324 million in the first half-year of 2010) and an unrealized loss of NOK 285 million on the Portfolio Hedge Agreement itself (compared to a gain of NOK 353 million in the first half-year of 2010). Also, in the first half year of 2011 Eksportfinans has realized a loss of NOK 83 million on bonds under the Portfolio Hedge Agreement. This is largely offset by the Portfolio Hedge Agreement itself. See notes 2 and 15 to the accompanying unaudited condensed financial statements for the breakdown of these line items.

Total operating expenses

Total operating expenses amounted to NOK 102 million in the first half-year of 2011, an increase of NOK 5 million from the corresponding period in 2010. The key ratio of net operating expenses in relation to average assets was 0.09 percent in the first half-year of 2011, up from 0.08 percent in the first half-year of 2010.

Profit/(loss) for the period

Total comprehensive income in the first half-year of 2011 was NOK 110 million, compared to NOK 176 million in the first half-year of 2010. The reduction is due to the increase in net unrealized losses in the first half of 2011 compared to the first half of 2010.

Return on equity was 4.4 percent in the first half-year of 2011, compared to 7.0 percent in the first half-year of 2010.

The non-IFRS measure of profit excluding unrealized gains and losses on financial instruments and excluding realized losses hedged by the PHA, and the corresponding return on equity, is shown in the table below. These calculations may be of interest to investors because they assess the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans' own debt, and the realized losses on investments which are hedged by the PHA.

	Second quarter		First half-year	
(NOK million)	2011	2010	2011	2010
Comprehensive income for the period in accordance with IFRS	58	370	110	176
Net unrealized losses/(gains)	93	(254)	358	329
Unrealized gains/(losses) related to Iceland [1]	11	3	9	3
Realized losses hedged by the Portfolio Hedge Agreement [4]	83	0	83	0
Tax-effect [2]	(52)	70	(126)	(93)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses hedged by the PHA	193	189	434	415
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses hedged by the PHA	14.4 %	15.2 %	16.6 %	17.0 %

1) Reversal of previously recognized loss (at exchange rates applicable at June 30, 2011)
2) 28 percent of the unrealized items above
3) Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.
4) Securities have been sold with a realized loss. These losses are covered by the PHA, and will be settled according to that agreement. Eksportfinans therefore believes it is useful for investors to present this non-IFRS profit figure with such losses excluded due to the economic arrangements under, and the accounting impacts of, the PHA.

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Unaudited

Profit excluding unrealized gains and losses and excluding realized losses hedged by the PHA amounted to NOK 434 million in the first half-year of 2011. This was an increase of NOK 19 million compared to the first half-year of 2010. The increase was mainly due to the higher net interest income.

Balance sheet

Total assets amounted to NOK 206 billion at June 30, 2011, compared to NOK 216 billion at December 31, 2010 and NOK 245 billion at June 30, 2010. The reduction since year end and as compared to the same period in 2010 was mainly due to the continued run-off of each of the municipality lending portfolio and the PHA portfolio.

Debt incurred by issuing commercial paper and

bonds was NOK 178 billion at June 30, 2011. The corresponding figure was NOK 186 billion at December 31, 2010 and NOK 209 billion at June 30, 2010.

The capital adequacy ratio was 17.2 percent at June 30, 2011, compared to 17.6 percent at December 31, 2010 and 13.3 percent at June 30, 2010. The core capital adequacy ratio was 13.6 percent at June 30, 2011, compared to 12.7 percent at December 31, 2010 and 9.4 percent at June 30, 2010. The increase in the Capital Ratios is mainly due to the reduction of assets as discussed above.

On April 28, 2011 and May 23, 2011 Eksportfinans voluntarily prepaid subordinated debt in the amounts of USD 60 million and USD 15 million. The combined effect of the termination of this subordinated debt was a reduction of the total regulatory capital adequacy ratio from 18.6 percent to 17.2 percent based on figures on June 30, 2011. The core capital adequacy ratio was not affected by these terminations.

Eksportfinans has the intention to issue new subordinated debt during 2011 to replace the debt that was repaid.

On April 7, 2011, the Annual General Meeting formally approved the Board’s proposed ordinary dividend of NOK 500 million, and preference share dividend of NOK 126 million, both related to the fiscal year 2010. The dividend was disbursed to Eksportfinans’ owners in April. Simultaneously, Christian Berg, President and CEO of Hafslund, was appointed as new member of the board of Eksportfinans. He succeeds board member Tor Bergstrøm.

Prospects for the second half-year 2011

Eksportfinans’ lending activity has been good in the first half-year of 2011. The Board has no reason to believe that this will change significantly in the second half-year.

However, the situation is still uncertain in the capital markets due to economic difficulties in the European Union and in the United States. This may affect the financial sector, and Eksportfinans is monitoring the situation closely.

The uncertainties include movements in credit spread levels. Through fair value calculations, such movements may affect Eksportfinans’ financial statements through unrealized gains and losses on financial instruments in Eksportfinans’ accounts.

The new regulations concerning calculation of exposures to one single client are described on page 5 of this first half-year report. Eksportfinans has been granted a transitional period ending December 31, 2011, during which it can continue to use the reporting standards for large exposures that were in effect in 2010. Eksportfinans is in dialogue with Norwegian authorities for a sustainable solution.

Oslo, August 18, 2011

EKSPORTFINANS ASA

The Board of Directors

First half-year report 2011 9

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Condensed statement of comprehensive income

Figures are unaudited.

Second quarter First half-year

(NOK million) 2011 2010 2011 Note

Interest and related income 1,357 1,463 2,726

Interest and related expenses 1,011 1,119 1,994

Net interest income 346 344 732

Commissions and income related to banking services 0 0 0

Other income 1 1 3

Net other operating income/ (loss)(215) 218 (477)

Total operating income 131 562 255

Salaries and other administrative expenses 43 39 88

Depreciation 5 6 9

Other expenses 2 2 5

Impairment charges on loans at amortized cost 0 0 0

Total operating expenses 50 47 102

Pre-tax operating profit/(loss) 81 515 153

Profit/(loss) for the period 58 370 110

kontroll res mot ressam (159)

The accompanying notes are an integral part of these condensed financial statements.

First half-year report 2011 10

Unaudited

Condensed balance sheet

Figures for interim periods are unaudited.

(NOK million)	30.06.11	31.12.10	30.06.10	Note
Loans due from credit institutions [1]	35,693	43,014	64,613	4, 6, 7
Loans due from customers [2]	87,253	85,095	80,101	5, 6, 7
Securities	64,071	67,921	75,540	8
Financial derivatives	13,291	15,403	19,230	
Deferred tax asset	144	44	0	
Intangible assets	21	20	23	
Fixed assets and investment property	204	205	206	9
Other assets	4,873	3,847	5,392	10
Total assets	**205,550**	**215,549**	**245,105**	
Deposits by credit institutions	133	45	46	
Borrowings through the issue of securities	177,858	186,402	209,249	11
Financial derivatives	13,069	14,247	20,645	
Taxes payable	444	373	161	
Deferred tax liabilities	0	0	64	
Other liabilities	7,634	7,174	7,774	12
Accrued expenses and provisions	106	96	94	
Subordinated debt	1,117	1,639	1,739	
Capital contribution securities	423	417	449	
Total liabilities	**200,784**	**210,393**	**240,221**	
Share capital	2,771	2,771	2,771	
Share premium reserve	177	177	177	
Reserve for unrealized gains	71	71	403	
Other equity	1,637	2,137	1,357	
Comprehensive income for the period	110	0	176	
Total shareholders' equity	**4,766**	**5,156**	**4,884**	
Total liabilities and shareholders' equity	**205,550**	**215,549**	**245,105**	

1) Of NOK 35,693 million at June 30, 2011, NOK 30,280 million is measured at fair value through profit or loss and NOK 5,413 million is measured at amortized cost. Of NOK 43,014 million at December 31, 2010, NOK 29,811 million is measured at fair value through profit or loss and NOK 13,203 million is measured at amortized cost. Of NOK 64,613 million at June 30, 2010, NOK 42,849 million is measured at fair value through profit or loss and NOK 21,764 million is measured at amortized cost.

2) Of NOK 87,253 million at June 30, 2011, NOK 53,153 million is measured at fair value through profit or loss and NOK 34,100 million is measured at amortized cost. Of NOK 85,095 million at December 31, 2010, NOK 49,205 million is measured at fair value through profit or loss and NOK 35,890 million is measured at amortized cost. Of NOK 80,101 million at June 30, 2010, NOK 40,313 million is measured at fair value through profit or loss and NOK 39,788 million is measured at amortized cost.

The accompanying notes are an integral part of these condensed financial statements.

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Condensed statement of changes in equity

Figures for interim periods are unaudited.

(NOK million)	Share capital [1]	Share premium reserve [1]	Reserve unrealized gains [1, 2]	Other equity [2]	Comprehensive income [2]	Total equity
Equity at January 1, 2010	2,771	177	403	2,057	0	5,408
Total comprehensive income for the period	0	0	0	0	176	176
Dividends paid	0	0	0	(700)	0	(700)
Equity at June 30, 2010	**2,771**	**177**	**403**	**1,357**	**176**	**4,884**
Equity at January 1, 2011	2,771	177	71	2,137	0	5,156
Total comprehensive income for the period	0	0	0	0	110	110
Dividends paid	0	0	0	(500)		(500)
Equity at June 30, 2011	**2,771**	**177**	**71**	**1,637**	**110**	**4,766**

1) Restricted equity that cannot be paid out to the owners without a shareholder resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian law.

2) The allocation of income for the period between the reserve for unrealized gains and other equity is performed at year-end. Preliminary calculations based on the condensed interim financial statements as of June 30, 2011, show that if the allocation was performed at this date, it would have reduced the reserve for unrealized gains by NOK 8 million and increased other equity by NOK 118 million. The closing balances would have been NOK 63 million for the reserve for unrealized gains, and NOK 1,755 million for other equity.

The accompanying notes are an integral part of these condensed interim financial statements.

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Condensed cash flow statement

Figures for interim periods are unaudited.

First half-year

(NOK million) 2011 2010

Pre-tax operating profit/(loss) from continuing operations 153 245

Provided by operating activities:

Accrual of contribution from the Norwegian government(190)(611)

Unrealized losses (reversal of unrealized losses) on financial instruments at fair value through profit or loss 358 329

Realized losses on financial instruments at fair value through profit or loss [non-cash items] 27 53

Depreciation 9 12

Principal collected on loans 16,490 12,928

Purchase of financial investments (trading)(25,366)(17,869)

Proceeds from sale or redemption of financial investments (trading) 22,810 13,567

Contribution paid by the Norwegian government 382 332

Changes in:

Accrued interest receivable 5 (8,432)

Other receivables(1,417)(1,048)

Accrued expenses and other liabilities 826 10,485

Net cash flow from operating activities(857)(5,374)

Purchase of financial investments(1,120) 0

Proceeds from sale or redemption of financial investments 6,040 8,476

Net cashflow from financial derivatives(5,355) 10,538

Net cash flow from investing activities(444) 19,006

Change in debt to credit institutions 92 3

Proceeds from issuance of commercial paper debt 99,616 180,086

Repayments of commercial paper debt(97,321)(184,672)

Proceeds from issuance of bond debt 33,723 41,853

Principal payments on bond debt(33,319)(39,743)

Repayments of subordinated debt (404) 0

Net change in cash and cash equivalents 1) 586 10,459

Cash and cash equivalents at beginning of period 3,932 4,523

Effect of exchange rates on cash and cash equivalents(246) 385

1) Cash equivalents are defined as bank deposits with maturity less than 3 months.

The accompanying notes are an integral part of these condensed interim financial statements.

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Notes to the accounts

1. Accounting policies

Eksportfinans' first half-year condensed interim financial statements have been presented in accordance with International Financial Reporting Standards – (**IFRS**), in line with both IFRS as adopted by the European Union (**EU**) and IFRS as issued by the International Accounting Standards Board (**IASB**). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements are the same as those applied in Eksportfinans' annual financial statements of 2010, as approved for issue by the Board of Directors on February 28, 2011. These policies have been consistently applied to all the periods presented.

In Eksportfinans' annual financial statements for 2010 and in the fourth quarter report for 2010 Eksportfinans reported figures both for the consolidated group and for the parent company. After the sale of the prior subsidiary Kommunekreditt Norge AS in 2009, there was no group to consolidate. From the first quarter of 2011 comparable figures are equal for the group and for the parent for all periods presented. For that reason only figures for Eksportfinans ASA have been presented in this quarterly report.

Figures for interim periods are unaudited.

2. Net gains/(losses) on financial instruments at fair value

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Second quarter		First half-year	
(NOK million)	2011	2010	2011	2010
Securities held for trading	(2)	0	(1)	6
Securities designated as at fair value at initial recognition	(83)	0	(82)	3
Financial derivatives	(41)	(68)	(57)	(83)
Foreign currencies	(2)	1	(4)	3
Other financial instruments at fair value	7	31	25	47
Net realized gains/(losses)	(121)	(36)	(119)	(24)
Loans and receivables	53	(178)	82	(195)
Securities [1)]	155	(414)	251	(168)
Financial derivatives [2)]	349	(4,598)	468	(5,810)
Commercial paper debt [3)]	1	3	1	5
Bond debt [3)]	(651)	5,435	(1,148)	5,863
Subordinated debt and capital contribution securities [3)]	4	7	(10)	(17)
Foreign currencies	1	3	1	3
Other	(5)	(4)	(3)	(10)
Net unrealized gains/(losses)	(93)	254	(358)	(329)
Net realized and unrealized gains/(losses)	(214)	218	(477)	(353)

1) Net unrealized gains/(losses) on securities

	Second quarter		First half-year	
(NOK million)	2011	2010	2011	2010
Securities held for trading	8	(345)	101	(251)
Securities designated as at fair value at initial recognition	147	(69)	150	83
Total	155	(414)	251	(168)

2) The Portfolio Hedge Agreement entered into in March 2008, further described in note 14 of this report, is included with a loss of NOK 285 million as of June 30, 2011 and a gain of NOK 353 million as of June 30, 2010.

3) In the first half-year of 2011, Eksportfinans had an unrealized loss of NOK 1,157 million (gain of NOK 5,851 million in the first half-year of 2010) on its own debt. Net of derivatives this amount is an unrealized loss of NOK 449 million (NOK 110 million in the first half-year of 2010).

See note 15 for a presentation of the above table through the eyes of management.

First half-year report 2011 14

Unaudited

3. Capital adequacy

Capital adequacy is calculated in accordance with the Basel II regulations in force from the Financial Supervisory Authority of Norway. The Company has adopted the standardized approach to capital requirements. For the Company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk. The capital adequacy minimum requirement is 8 percent of total risk-weighted value.

Risk-weighted assets and off-balance sheet items

(NOK million)	30.06.2011		31.12.2010		30.06.2010	
	Book value	Risk-weighted value	Book value	Risk-weighted value	Book value	Risk-weighted value
Total assets	205,550	26,185	215,549	29,050	245,105	37,983
Off-balance sheet items		370		358		552
Operational risk		2,577		2,577		2,689
Total currency risk		69		0		134
Total risk-weighted value		29,201		31,985		41,358

The Company's eligible regulatory capital

(NOK million and in percent of risk-weighted value)	30.06.2011		31.12.2010		30.06.2010	
Core capital [1)]	3,971	13.6 %	4,077	12.7 %	3,889	9.4 %
Additional capital [2)]	1,051	3.6 %	1,565	4.9 %	1,609	3.9 %
Total regulatory capital	5,022	17.2 %	5,642	17.6 %	5,498	13.3 %

1) Includes share capital, other equity, elements of capital contribution securities and other deductions and additions in accordance with the Norwegian capital adequacy regulations.
2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations.

4. Loans due from credit institutions

(NOK million)	30.06.11	31.12.10	30.06.10
Cash equivalents [1)]	4,272	3,932	15,367
Other bank deposits and claims on banks	461	470	2,383
Loan to KLP Kreditt AS (also included in note 6)	4,294	12,882	21,470
Loans to other credit institutions, nominal amount (also included in note 6) [2)]	27,161	26,290	26,052
Accrued interest and adjustment to fair value on loans	(495)	(560)	(659)
Total	35,693	43,014	64,613

1)Cash equivalents are defined as bank deposits with maturity of less than 3 months.
2)The Company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 14,256 million at June 30, 2011, NOK 13,073 million at December 31, 2010 and NOK 12,123 million at June 30, 2010.

5. Loans due from customers

(NOK million)	30.06.11	31.12.10	30.06.10
Loans due from customers, nominal amount (also included in note 6)	86,421	84,240	79,232
Accrued interest and adjustment to fair value on loans	832	855	869
Total	87,253	85,095	80,101

First half-year report 2011 15

Unaudited

6. Total loans due from credit institutions and customers

Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

(NOK million) 30.06.11 31.12.10 30.06.10

Loan to KLP Kreditt AS 4,294 12,882 21,470

Loans due from other credit institutions 27,161 26,290 26,052

Loans due from credit institutions 31,455 39,172 47,522

Loans due from customers 86,421 84,240 79,232

Total nominal amount 117,876 123,412 126,754

Commercial loans 84,285 88,095 87,506

Government-supported loans 33,591 35,317 39,248

Total nominal amount 117,876 123,412 126,754

Capital goods 32,319 31,992 33,662

Ships 46,823 45,376 42,504

Export-related and international activities *) 23,821 22,448 18,375

Direct loans to Norwegian local government sector 5,689 5,719 5,752

Loan to KLP Kreditt AS 4,294 12,882 21,470

Municipal-related loans to other credit institutions 4,878 4,943 4,943

Loans to employees 52 52 48

Total nominal amount 117,876 123,412 126,754

*) Export-related and international activities consist of loans to the following categories of borrowers:

(NOK million) 30.06.11 31.12.10 30.06.10

Banking and finance 7,501 7,264 7,654

Real estate management 5,974 5,776 5,258

Consumer goods 4,683 4,757 4,262

Oil and gas 2,632 2,935 27

Aviation and shipping 1,472 264 42

Renewable energy 1,100 1,425 1,100

Engineering and construction 335 0 1

Other categories 124 27 31

Total nominal amount 23,821 22,448 18,375

First half-year report 2011 16

Unaudited

7. Loans past due or impaired

(NOK million)	30.06.11	31.12.10	30.06.10
Interest and principal installment 1-30 days past due	28	30	84
Not matured principal on loans with payments 1-30 days past due	228	608	1,675
Interest and principal installment 31-90 days past due	6	28	0
Not matured principal on loans with payments 31-90 days past due	180	199	0
Interest and principal installment more than 90 days past due	533	511	432
Not matured principal on loans with payments more than 90 days past due	461	453	54
Total loans that are past due	1,436	1,829	2,245
Relevant collateral or guarantees received *)	952	1,336	1,832
Estimated impairments on loans valued at amortized cost	0	0	0

*) A total of NOK 484 million relates to exposure towards Icelandic banks as of June 30, 2011, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item 'Net gains/losses on financial instruments at fair value'. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the Company considers all other loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 952 million, the Norwegian government, through the Guarantee Institute for Export Credit (**GIEK**), guarantees approximately 75 percent of the amounts in default. The remaining 25 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.

8. Securities

(NOK million)	30.06.11	31.12.10	30.06.10
Trading portfolio	50,283	48,990	49,821
Other securities at fair value through profit and loss	13,788	18,931	25,719
Total	64,071	67,921	75,540

9. Fixed assets and investment property

(NOK million)	30.06.11	31.12.10	30.06.10
Buildings and land in own use	125	126	127
Investment property	70	70	70
Total buildings and land	195	196	197
Other fixed assets	9	9	9
Total	204	205	206

10. Other assets

(NOK million)	30.06.11	31.12.10	30.06.10
Interim account 108-Agreement	668	887	702
Cash collateral provided	4,055	2,953	4,625
Delayed payment, securities not delivered from our custodian	136	0	48
Other	14	7	17
Total	4,873	3,847	5,392

11. Borrowings through the issue of securities

(NOK million)	30.06.11	31.12.10	30.06.10
Commercial paper debt	5,373	3,303	16,459
Bond debt	188,513	200,066	212,484
Accrued interest and adjustment to fair value on debt	(16,028)	(16,967)	(19,694)
Total	177,858	186,402	209,249

First half-year report 2011 17

Unaudited

16.	Contingencies

The contingencies are:

a)

One of Eksportfinans’ borrowers reclaimed paid break cost in an amount of approximately NOK 19 million in connection with voluntary prepayment of loans. Eksportfinans refuted the claim and the dispute came to trial at Oslo City Court (Oslo Tingrett) that began August 26, 2010. Pronouncement of judgment has been served on the parties. The judgment went against Eksportfinans. Eksportfinans has appealed the judgment. Trial date for the appeal has been set to March 8, 2012. Appropriate accruals have been made regarding this contingency. These accruals have been made in earlier periods.

b)

In 2009 Eksportfinans and Kommunal Landspensjonskasse gjensidige forsikringsselskap (KLP) entered into an agreement for the sale of Eksportfinans’s wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt). In the said agreement Eksportfinans made certain representations that among others include (a) KLP could rely on an agreement and a guarantee document with respect to a counter guarantee provided by a Norwegian bank to Kommunekreditt and (b) the list and characterization of borrowers as part of the due diligence process was correct in all material respect.

KLP and the Norwegian bank disagree over the bank’s right to adjust the fee for the guarantee and has summoned the bank for the amount of approximately NOK 71 million. With reference to the representation related to the guarantee provided by the Norwegian bank to Kommunekreditt, KLP threatened to summon Eksportfinans if it is unsuccessful against the Norwegian bank. On October 1, 2010 KLP Banken AS, a wholly owned subsidiary of KLP has commenced a lawsuit against Eksportfinans alleging among other things that the claim against Eksportfinans should be united at trial with the case between KLP Banken AS and the Norwegian bank. The claim against Eksportfinans is based on the claim against the Norwegian bank which again is based on variable and uncertain factors and may be reduced if for instance the loan portfolio for which the guarantee was issued is partially prepaid or otherwise reduced and is therefore unspecified with respect to amount. In June this year, it became clear that the Oslo City Court (Oslo Tingrett) decided against KLP and in favor of the Norwegian Bank on this matter. Eksportfinans has not yet received a formal decision on whether KLP will follow its claim against Eksportfinans.

c)

With reference to the representations related to the list and characterization of borrowers, KLP asserts to have discovered after the closing of the sale that certain loans in the list of borrowers provided by Kommunekreditt to KLP were incorrectly characterized which, KLP claims, reduces the agreed value of Kommunekreditt significantly. KLP threatens to sue Eksportfinans if the company does not pay said amount. Eksportfinans is of the opinion that there are no grounds for the claim.

d)

Because of the bankruptcy in Lehman Brothers, certain swap contracts were settled and replaced by new swap contracts with other counterparties. At the time of the bankruptcy, Eksportfinans had swap contracts with three different legal entities in the Lehman Brothers group. Payments related to the settlement of these swaps were calculated and paid by Eksportfinans in 2008. The valuation of the settlement amount has been contested by two of the legal entities. A final settlement was reached with one of the entities last year, and the final settlement amount has been paid. Negotiations are still ongoing with the second entity. Final settlement amount is uncertain, but best estimate of the obligation has been recorded. The last entity has to date not contested the original valuation and Eksportfinans cannot with sufficient reliability calculate the size of the possible obligation.

First half-year report 2011 21

Unaudited

15. Market risk—effects from economic hedging

Note 2 specifies the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the Company’s management and Board of Directors, the figures are prepared showing the various financial instruments after netting with related economic hedges, as derivatives are used as economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

Net realized and unrealized gains/(losses) on financial instruments at fair value

Second quarter First half-year

(NOK million) 2011 2010 2011 2010

Securities(99)(15)(113)(21)

Foreign currencies(2) 1 (4) 3

Other financial instruments at fair value(20)(22)(2)(6)

Net realized gains/(losses)(121)(36) (119)(24)

Loans and receivables 2 (217) 97 (282)

Securities 63 15 51 83

Commercial paper debt 1) 2) 1 3 1 6

Bond debt 1) 2) (116) 439 (401)(121)

Subordinated debt and capital contribution securities 1) 2)(23) 26 (49) 5

Foreign currencies 1 3 1 3

Other(5)(3)(3)(7)

Net unrealized gains/(losses)(77) 266 (303)(313)

Financial derivatives related to the 108 agreement 3)(16)(12)(55)(16)

Net realized and unrealized gains/(losses)(214) 218 (477)(353)

1) Accumulated net gain on own debt is NOK 967 million as of June 30, 2011, compared to NOK 1.7 billion as of June 30, 2010

2) In the first half-year of 2011, Eksportfinans had an unrealized loss of NOK 449 million (NOK 110 million in the first half-year of 2010) on its own debt, net of derivatives.

3) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

First half-year report 2011 20

Unaudited

12. Other liabilities

(NOK million) 30/06/11 31/12/10 30/06/10

Grants to mixed credits 317 333 329

Cash collateral received 7,231 6,449 6,947

Delayed payment, securities not deliveres to our custodian 0 0 444

Other short-term liabilities 86 392 54

Total 7,634 7,174 7,774

13. Segment information

The Company is divided into three business areas; Export lending, Municipal lending and Securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans to KLP Kreditt AS, in addition to loans extended directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary. The Company also has a treasury department, responsible for the Company’s funding. Income and expenses related to treasury are divided between the three business areas.

The segment information is in line with the management reporting.

Export lending First half-year Municipal lending First half-year Securities First half-year

(NOK million) 2011 2010 2011 2010 2011 2010

Net interest income 1) 437 340 64 102 230 252

Commissions and income related to banking services 2) 1 1 0 0 0 0

Commissions and expenses related to banking services 2) 0 0 0 0 0 0

Net gains/(losses) on financial instruments at fair value 3) 9 3 0 0 (30)(21)

Net other operating income 6 2 (1) 0 (32)(22)

Total net income 443 342 63 102 198 230

Total operating expenses 65 56 11 14 26 27

Pre-tax operating profit/(loss) 378 286 52 88 172 203

Taxes 106 80 14 25 48 57

Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses hedged by the PHA 272 206 38 63 124 146

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans’ internal pricing model. The treasury department obtains interest on Eksportfinans’ equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.

2) Income/(expenses) directly attributable to each segment.

3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.

4) Income/expenses, other than interest, in the treasury department have been allocated to the business areas by volume. These are items included in net other operating income in the income statement. For 2010 and 2011, this mainly consists of realized gains on repurchase of Eksportfinans’ own debt.

First half-year report 2011 18

Unaudited

Reconciliation of segment profit measure to total comprehensive income

First half-year

(NOK million) 2011 2010

Export lending 272 206

Municipal lending 38 63

Securities 124 146

Non-IFRS profit/(loss) for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses hedged by the PHA 434 415

Net unrealized gains/(losses) 1)(358)(329)

Unrealized losses/(gains) related to the Icelandic bank exposure included above 1)(9)(3)

Realized (losses) hedged by the Portfolio Hedge Agreement(83) 0

Tax effect 2) 126 93

Total comprehensive income 110 176

1) Reversal of previously recognized loss (at exchange rates applicable at June 30, 2011).

2) 28 percent of the unrealized items above.

14. Material transactions with related parties

The Company’s two largest shareholders, DnB NOR Bank ASA and Nordea Bank Norge AS, are considered to be related parties in accordance with IAS 24 Related Party Disclosures.

(NOK millions) Deposits 2) Guarantees received 4) Portfolio Hedge Agreement 5)

Acquired loans 1) Guarantees issued 3)

Balance January 1, 2010 9,226 2,069 1,190 21,815 614

Change in the period 345 (635) 20 1,529 (112)

Balance June 30, 2010 9,571 1,434 1,210 23,344 502

Balance January 1, 2011 10,869 1,277 656 21,480 535

Change in the period 1,314 (595) 226 (334)(164)

Balance June 30, 2011 12,183 682 882 21,146 371

All transactions with related parties are made on market terms.

1) The Company acquires loans from banks. The loans are part of the Company’s ordinary lending activity, as they are extended to the export industry. As the selling banks provide a guarantee for the loans, not substantially all the risk and rewards are transferred to the Company, thus the loans are classified as loans due from credit institutions in the balance sheet.

2) Deposits made by the Company.

3) Guarantees issued by the Company to support the Norwegian export industry.

4) Guarantees provided to the Company from the related parties.

5) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of

February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the Company related to the losses or gains, respectively, in the portfolio, will take place on the last day of

February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of

NOK 5 million to the participants to the agreement. The balances show the related parties’ share of the fair value of the contract as of the balance sheet date.

In addition to the transactions reflected in the above table, Eksportfinans’ three major owner banks have extended a committed credit line of USD 2 billion for repo purposes to the Company. The facility has a twelve month maturity with the possibility of extension, and was extended in the second quarter of 2011. Eksportfinans has not yet utilized this credit facility.

First half-year report 2011 19